EXHIBIT 21--SUBSIDIARIES OF THE REGISTRANT

ARCHER-DANIELS-MIDLAND COMPANY

June 30, 2006

Following is a list of the Registrant's subsidiaries showing the percentage of voting securities owned:

	Organized Under Laws of	Ownership

ADM Worldwide Holdings LP (A)	Cayman Islands	100
ADM Europe BV (B)	Netherlands	100
ADM Canadian Holdings BV (C)	Netherlands	100
ADM Agri-Industries Company (D)	Canada	100
ADM International Ltd. (E)	United Kingdom	100
ADM Ireland Holdings Ltd. (F)	Ireland	100

(A) ADM Worldwide Holdings LP owns ADM Europe BV and thirteen subsidiary companies whose names have been omitted because, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary.

(B) ADM Europe BV owns ADM Canadian Holdings BV, ADM International Ltd., ADM Ireland Holdings Ltd. and seventy-six subsidiary companies whose names have been omitted because, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary.

(C) ADM Canadian Holdings BV has one subsidiary company, ADM Agri-Industries Company.

(D) ADM Agri-Industries Company has sixteen subsidiary companies whose names have been omitted because, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary.

(E) ADM International Ltd. has forty-nine subsidiary companies whose names have been omitted because, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary.

(F) ADM Ireland Holdings Ltd. has twenty-two subsidiary companies whose names have been omitted because, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary.

The names of seventy-eight domestic subsidiaries and forty-four international subsidiaries have been omitted because, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary.